Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended		Nine months ended
	December 31,		December 31,
	2017	2016	2017	2016
Earnings
Consolidated income before provision for income taxes	$370	$184	$1,123	$886
Fixed Charges	230	187	653	536
Earnings	$600	$371	$1,776	$1,422
Fixed Charges
Interest expense	$229	$186	$651	$533
Interest portion of rental expense (1)	1	1	2	3
Total fixed charges	$230	$187	$653	$536
Ratio of earnings to fixed charges	2.61x	1.98x	2.72x	2.65x

(1)	One-third of all rental expense is deemed to be interest.